EXHIBIT 99.1

TeliaSonera -- Forget Call Charges -- now NetCom Launches NetCom Plenty

STOCKHOLM, Sweden, Aug. 16, 2004 (PRIMEZONE) -- TeliaSonera:

As the first operator in Norway, NetCom is today launching a whole new way of pricing mobile traffic. With NetCom Plenty, you get so much call time each month that you can forget about call charges.

The current Norwegian mobile market is characterised by a great many offers with a lot of price elements, a fact which makes navigating the price jungle difficult. "Customers have to be very determined if they are to find the best offer every time," says Barbara Thoralfsson, President of NetCom. "In any event, with NetCom Plenty, the customer needn't think about call charges."

Better predictability

"With NetCom Plenty, the customer pays a fixed monthly amount and receives 500 or 1,000 inclusive minutes each month. This means we have taken yet another step in the right direction, so that customers gain significantly greater predictability in their monthly mobile fees," says Barbara Thoralfsson. She also recounted the launch of SMSmania in June, which allows NetCom customers to send up to 2000 texts every month for NOK 200.

Cheapest alternative for heavy users

Our studies show that increasingly more customers want to purchase a subscription with low call charges and no subsidised handset. For this reason, NetCom Plenty has no lock-in period. With no monthly fee either, and no connection charges on prepaid minutes, it will mean cash savings for many Norwegians.

For those who make more than 12 minutes' worth of calls a day, NetCom Plenty is the cheapest subscription on the market. Several hundred thousand Norwegian mobile users will thus be able to considerably reduce their mobile fees.

"Such fixed-price agreements have become very popular in many European countries. I'm sure that many Norwegian mobile users will also prefer this form of payment," stresses Barbara.

Need a landline?

With NetCom Plenty, you can finally make long calls on your mobile. In the past, this was the domain of the landline. The way that NetCom Plenty is priced, it will now pay for customers to give up their landline and only have NetCom Plenty, since the fixed charges on landlines are higher than the call charges.

Facts about NetCom Plenty Choice of two packages: NetCom Plenty500 -- 500 minutes ringtime for NOK 400 NetCom Plenty1000 -- 1000 minutes ringtime for NOK 750 Monthly fee: NOK 0 Connection charge for calls in Norway (for the prepaid minutes): NOK 0 No lock-in period Offer applies to private customers

Customers may carry over up to one month's unused call time to the next month. Customers can be notified of their remaining call time by SMS enquiry. Send USAGE to 1989.

Inclusive minutes apply to all domestic traffic (not special numbers) Use of minutes over and above those included will be charged at the normal connection charge of NOK 0.59, plus a rate per minute of NOK 0.89. This will be charged to the next bill with the use of other services. All usage over and above the prepaid minutes costs the same as ActiveTalk.

For further information journalists can contact: Lars Terje Pedersen, Marketing Manager, Private Market, NetCom, tel +47 932 18 488

Bjoernar Storeheier, Communication Officer, tel +47 932 06 789

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://www.waymaker.net/bitonline/2004/08/16/20040813BIT00180/wkr0001.pdf

CONTACT:  NetCom
          Lars Terje Pedersen
          Marketing Manager, Private Market
          tel +47 932 18 488

          Bjoernar Storeheier
          Communication Officer
          tel +47 932 06 789